Walthausen Funds

Walthausen Small Cap Value Fund
2012 Dividends & Capital Gains
As of 12/21/2012
Dividend $0.0202
Short-Term Capital Gain $0.0254
Long-Term Capital Gain $0.6831

Walthausen Select Value Fund
Investor Class & Retail Class
2012 Dividends & Capital Gains
As of 12/21/2012
Dividend $0.0000
Short-Term Capital Gain $0.0000
Long-Term Capital Gain $0.4505

In The News

Walthausen Small Cap Value Fund: WSCVX
Walthausen Select Value Fund Investor Class: WSVIX
Walthausen Select Value Fund Retail Class: WSVRX

WSCVX Date: 12/24/2012 NAV: 18.80 Day Change: -0.10

WSVIX Date: 12/24/2012 NAV: 11.24 Day Change: -0.05

WSVRX Date: 12/24/2012 NAV: 11.18 Day Change: -0.04

mhodge@walthausenco.com

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-925-8428. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-925-8428. The prospectus should be read carefully before investing.